

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2024

Gary Atkinson
Chief Executive Officer
Algorhythm Holdings, Inc.
6301 NW 5th Way, Suite 2900
Fort Lauderdale, FL 33309

> **Re: Algorhythm Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed on November 12, 2024**
> **File No. 333-283178**

Dear Gary Atkinson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Marcelle Balcombe